

Mail Stop 7010

October 20, 2006

Zak W. Elgamal
Chief Executive Officer
Asah Corp.
10039 Bissonnet #250
Houston, TX 77036-7852

> **Re:** **Asah Corp.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed October 11, 2006**
> **File No. 333-133842**

Dear Mr. Elgamal:

We have reviewed your filing and have the following comments.

Directors, Executive Officers, Promoters and Control Persons, page 16

1. We reissue comment 3 from our letter dated September 18, 2006. You disclose that Jaime Olmo-Rivas is NOT the Vice President of your wholly owned subsidiary, yet elsewhere in the prospectus you indicate otherwise. Please clarify your disclosure on pages 14 and 36.

Financial Statements for the Year Ended December 31, 2005
Note 2 – Accounts Receivable, page 9

2. We note your response to comment 11 from our letter dated September 18, 2006. It remains unclear to us how you determined that you did not need an allowance for doubtful accounts. In this regard, our understanding is that part of your accounts receivable relate to amounts due from patients for services not covered by third-party payors or for the patient's deductible or co-pay. It is unclear to us that those patients would always pay 100% of the amount for which you billed them. We assume that some amount due from patients that is included in your accounts receivable balance would never be collected, even though it had appeared collectible at the time the service was rendered. Please help us to better understand why an allowance for doubtful accounts is not applicable to your company. As part of your response, please quantify for us the amount of your adjustments to accounts receivable for each of 2004, 2005, and thus far in 2006 that relates to your inability to collect amounts billed to patients. Additionally, we assume from your response that your reference to a "provision for

uncollectible accounts" at the bottom of Note 2 refers to changes in your sales reserve as opposed to changes in your allowance for doubtful accounts. If our understanding is correct, please remove this reference to a provision for uncollectible accounts from your December 31, 2005 financial statements, since we believe that most investors would interpret this disclosure as a reference to bad debt expense, which could lead to confusion.

Part II. Item 26. Recent Sales of Unregistered Securities

3. We reissue comment 14 from our letter dated September 18, 2006. Please revise your disclosure in this section accordingly.

   You may contact Jennifer Thompson at (202) 551-3737 or in her absence, John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726